May 2009 Pricing Sheet dated June 1, 2009 relating to Preliminary Terms No. 118 dated May 28, 2009 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities

Buffered PLUS based on a Basket of Equity Indices and Shares due June 4, 2012
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JUNE 1, 2009
Issuer:	Morgan Stanley
Maturity date:	June 4, 2012
Original issue price:	$10 per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Pricing date:	June 1, 2009
Original issue date:	June 8, 2009 (5 business days after the pricing date)
Aggregate principal amount:	$3,000,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	75%	942.87	0.079544370
	NASDAQ-100 Index® (the “NDX Index”)	NDX	15%	1,477.12	0.010154896
	Shares of the iShares® MSCI EAFE Index Fund (the “underlying shares”)	EFA	10%	$48.62	0.205676676
	We refer to the SPX Index and the NDX Index, collectively, as the underlying indices.
Payment at maturity (per Buffered PLUS):	▪	If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment There will be no maximum payment at maturity.
	▪	If the final basket value is less than or equal to the initial basket value but has decreased from the initial basket value by an amount less than or equal to the buffer amount of 15%: $10
▪
If the final basket value is less than the initial basket value and has decreased from the initial basket value by an amount greater than the buffer amount of 15%:
($10 x the basket performance factor) + $1.50
This amount will be less than the stated principal amount of $10.  However, under no circumstances will the payment due at maturity be less than $1.50 per Buffered PLUS.

Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	114.25%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Buffer amount:	15%
Maximum payment at maturity:	None
Minimum payment at maturity:	$1.50 per Buffered PLUS (15% of the stated principal amount)
Initial basket value:
100, which will be equal to the sum of the products of the initial basket component values of each of the basket components on the pricing date, as set forth under “Basket––Initial basket component value” above, and the applicable multipliers for each of the basket components

Final basket value:	The basket closing value on the valuation date
Valuation date:	May 30, 2012, subject to adjustment for non-index business days or non-trading days, as applicable, and certain market disruption events
Basket closing value:
The basket closing value on any date is the sum of the products of the basket component closing values of each of the basket components and the applicable multipliers for each of the basket components.

Basket component closing value:
In the case of each of the underlying indices, the index closing value as published under Bloomberg ticker symbol “SPX” or “NDX,” respectively, or any respective successor symbol.  In the case of the underlying shares, the closing price of one underlying share times the adjustment factor for underlying shares.

Multiplier:
The multipliers were set on the pricing date based on each basket component’s respective initial basket component value so that each basket component is weighted at its applicable basket component weighting. Each multiplier will remain constant for the term of the Buffered PLUS. See “Basket––Multiplier” above.

Adjustment factor:	For the underlying shares, 1.0, subject to adjustment for certain events affecting the underlying shares.
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	617484159
ISIN:	US6174841592
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)(2)	Proceeds to Company
Per Buffered PLUS	$10	$0.30	$9.70
Total	$3,000,000	$90,000	$2,910,000
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.
(2)	The agent will pay a concession equal to $0.20 to an introducing broker in connection with the initial offering of the Buffered PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The “NASDAQ®,” “NASDAQ-100®” and “NASDAQ-100 Index” are trademarks of The Nasdaq OMX Group, Inc. and have been licensed for use by Morgan Stanley. The Buffered PLUS are not sponsored, endorsed, sold or promoted by the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the Buffered PLUS.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 118 dated May 28, 2009
Prospectus Supplement for PLUS dated December 23, 2008
Prospectus dated December 23, 2008

THE BUFFERED PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE BUFFERED PLUS WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.